UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                    to                   .
Commission File Number 001-07845

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
LEGGETT & PLATT, INCORPORATED
STOCK BONUS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
LEGGETT & PLATT, INCORPORATED
NO. 1 LEGGETT ROAD
CARTHAGE, MISSOURI 64836

REQUIRED INFORMATION

LEGGETT & PLATT, INCORPORATED
STOCK BONUS PLAN
EIN 44-0324630 PN 004

December 31, 2016 and 2015

Report of Independent Registered Public Accounting Firm
Audit Committee, Board of Directors and Stockholders
Leggett & Platt, Incorporated Stock Bonus Plan
Carthage, Missouri
We have audited the accompanying statements of net assets available for benefits of Leggett & Platt, Incorporated Stock Bonus Plan as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing auditing procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. Our audits also included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Leggett & Platt, Incorporated Stock Bonus Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
As discussed in Note A to the financial statements, in 2016, the Plan has adopted new accounting guidance for fully benefit-responsive investment contracts. Our opinion is not modified with respect to this matter.
The supplemental information listed in the table of contents as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of Leggett & Platt, Incorporated Stock Bonus Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BKD, LLP
BKD, LLP

Springfield, Missouri
June 22, 2017
Federal Employer Identification Number: 44-0160260

Leggett & Platt, Incorporated
Stock Bonus Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,

	2016	2015
ASSETS
Investments, at fair value	$185,481,685	$170,256,090

Cash	1,587	—
Receivables
Company contributions	1,298,141	1,356,260
Participant contributions	21,919	105,866
Investment income	1,063,568	1,063,558

Total receivables	2,383,628	2,525,684

Total assets	187,866,900	172,781,774

LIABILITIES
Accounts payable	23,830	22,432
Due to broker	1,769	1,079
Employer payable	—	53
Refund of excess contributions	—	117

Total liabilities	25,599	23,681

NET ASSETS AVAILABLE FOR BENEFITS	$187,841,301	$172,758,093

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated
Stock Bonus Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Year Ended December 31,

	2016	2015
Additions
Investment income
Net appreciation (depreciation) in value of investments	$25,234,535	$(1,836,463)
Dividends and interest	4,661,134	4,568,698
Other	4,941	5,632
Net investment income	29,900,610	2,737,867
Contributions
Company	2,616,848	2,661,502
Participant	3,159,640	3,182,130
Rollovers and other	19,273	124,055
Contributions	5,795,761	5,967,687

Net additions	35,696,371	8,705,554
Deductions
Benefit payments	20,300,433	21,475,507
Administrative fees	312,730	311,333
Transfers to Leggett & Platt, Incorporated
401(k) Plan and Trust	—	1,876
Total deductions	20,613,163	21,788,716
Net increase (decrease)	15,083,208	(13,083,162)
NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF YEAR	172,758,093	185,841,255
END OF YEAR	$187,841,301	$172,758,093

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated
Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

NOTE A - DESCRIPTION OF PLAN
The following description of the Leggett & Platt, Incorporated (L&P or the Company) Stock Bonus Plan (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering employees of L&P, certain subsidiaries and affiliates who meet eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan qualifies as an Employee Stock Ownership Plan (ESOP). The plan was restated effective January 1, 2016.
Eligibility of Employees
Eligible employees are defined as non-bargaining employees at branches covered by the Plan or employees who are members of a collective bargaining unit, the representatives of which have successfully bargained for inclusion in the Plan. Eligible employees can begin participation in the Plan on the first day of January or July following or coincident with the completion of one year (and 1,000 hours of service for part-time and temporary employees only). The contribution formula that applies to a participant is determined by the participant’s compensation in the year immediately preceding the current year.
Employees considered “highly compensated” under Section 414(q) of the Internal Revenue Code of 1986 (IRC) are not eligible to participate.
Contributions
The Plan has two contribution formulas. Which formula is applicable is determined by the amount of the participant’s compensation, as defined by the Plan, in the year preceding the first year of eligibility. Under Formula 1, L&P’s matching contribution is 50% of the participant’s deferral amount up to 6% of compensation in excess of a stated annual amount. The stated amount is established each year. Under Formula 2, L&P’s matching contribution is 50% of the participant’s deferral amount up to 2% of compensation. Participants should refer to the Summary Plan Description for detailed information regarding these contribution formulas.
The Plan allows "Roth" contributions to the Plan. These contributions are made on an after tax basis subject to the rules contained in the IRC.
For both the years ending December 31, 2016 and 2015, employee contributions are subject to limitations described within the IRC. Additionally, for any year in which certain profitability levels have been attained, as defined by the Plan, L&P may make an additional discretionary contribution in an amount not to exceed 50% of participants’ contributions during such year. Company contributions, when made, are primarily in the form of common stock.

	Year ended December 31
	2016		2015
	Employee	Employer	Employee	Employer
Cash Contributions	$749,758	$499,697	$753,803	$528,389
Common Stock Contributions	2,409,882	2,117,151	2,428,327	2,133,113
	$3,159,640	$2,616,848	$3,182,130	$2,661,502

Leggett & Platt, Incorporated
Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2016 and 2015

NOTE A - DESCRIPTION OF PLAN - CONTINUED
A participant may sell some or all existing shares of L&P stock acquired through employee contributions and invest the proceeds in the other investment options offered by the Plan. After completion of three years of service with 1,000 hours, participants can also diversify the investment of some or all of the shares acquired through employer contributions.
Participants who are entitled to diversify their existing shares under these rules may also elect to diversify future participant and employer contributions. If such an election is made, future contributions will be invested directly in the other investment options offered by the Plan, rather than in L&P stock.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings.
Vesting and Distributions
Participants are always 100% vested in their employee contributions and rollover accounts. The Plan has adopted a vesting method under which Company contributions will vest after the participant has completed three years of service with 1,000 hours. At December 31, 2016 and 2015, forfeited non-vested accounts totaled $16,351 and $5,896, respectively. These accounts will be used to reduce future employer contributions. Also, in 2016 and 2015, employer contributions were reduced by $0 and $7,263, respectively from forfeited non-vested accounts. Upon retirement, death or disability, participants or their beneficiaries are entitled to the full value of their account, including Company contributions. Upon termination of employment for other reasons, participants are entitled to receive the full value of their account representing participant contributions and the vested portion of their account representing Company contributions. In-service withdrawals are allowed by participants after reaching age 59 1/2. For participants with vested balances of $1,000 or less, payment of that amount will be completed as soon as reasonably practicable upon termination. Participants with balances of more than $1,000 may elect to receive payment in regular annual installments for up to 15 years, a lump sum payment (made directly to participant or in the form of a direct rollover) or a combination of the two.
Plan Trustee
Wells Fargo Bank, N.A., the sole trustee of the Plan, holds all Plan assets and pays benefits in accordance with information submitted by L&P, the Plan administrator.
Administrative Expenses
Most administrative expenses incurred are paid by and reflected in the financial statements of the Plan. Any Company-paid expenses are not reflected in the financial statements of the Plan.
Plan Termination
Although it has not expressed any intent to do so, L&P has the right, by action of its Board of Directors, to terminate the Plan at any time.
New Accounting Guidance
In July 2015, the Financial Accounting Standard Board (FASB) issued Accounting Standard Update (ASU) 2015-12 simplifying or eliminating some of the financial statement reporting and disclosures that were previously required for employee benefit plans. This ASU (i) clarifies fully benefit-responsive investment contracts are limited to direct investments between the Plan and the issuer. Part (i) also requires fully benefit-responsive contracts to be measured, presented and disclosed at contract value rather than fair value. Part (ii) simplifies the investment disclosures; and (iii) provides a measurement date practical expedient for employee benefit plans. We adopted Parts (i) and (ii) of this guidance as of December 31, 2016, on a retrospective basis. Part (iii) is not applicable to the Plan. The adoption of this ASU did not have a material impact on the financial statements.

Leggett & Platt, Incorporated
Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2016 and 2015

NOTE B - SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefit payments, which are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
Investments
The fair value of mutual fund and common stock investments is based upon quoted market prices as of the close of business on the last day of the year. These are classified within level 1 of the valuation hierarchy as the quoted price is in an active market. See Note C for further information regarding the valuation hierarchy.
Common trust funds are valued at the reported unit value, exclusive of the adjustment to contract value, which is derived from the fair value of the underlying investments. These are classified within level 2 of the valuation hierarchy because the unit value is quoted on a private market that is not active, however, the unit value is based on underlying investments which are traded on an active market.
Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
Investment Contracts
The Wells Fargo Stable Return Fund N invests all assets in Wells Fargo Stable Return Fund G, a collective trust fund sponsored by the trustee. The Wells Fargo Stable Return Fund G is a fully benefit-responsive fund which seeks to provide investors with a moderate level of stable income without principal volatility. The primary underlying investments held by the Wells Fargo Stable Return Fund G are guaranteed investment contracts. An investment in the Fund results in the issuance of a given number of participation units. Wells Fargo Bank, N.A., the manager of the fund, determines the purchase price and redemption price of the units, which is generally equal to the total value of each asset held by the fund, less any liabilities, divided by the total number of units outstanding at the valuation date. Redemptions of units are redeemed at the Unit Value at contract value. As a benefit-responsive fund, this fund generally permits plan participant redemptions daily. As of December 31, 2016 and December 31, 2015, there were no unfunded commitments or restrictions on redemptions.
Income Taxes
The Plan obtained its latest determination letter on September 23, 2013, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC and therefore not subject to tax. The Plan has been amended since receiving the determination letter. The Company intends to re-submit the Plan, including amendments, to the IRS in accordance with the time schedule set out by the IRS.  However, L&P believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and conforms to the requirements of ERISA.

Leggett & Platt, Incorporated
Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2016 and 2015

NOTE C – FAIR VALUE MEASUREMENTS
ASC Topic 820, Fair Value Measurements, specifies a fair value hierarchy and defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The primary area in which the Plan utilizes fair value measurements is valuing the Plan’s investments. See Note B for discussions of the methodologies and assumptions used to determine the fair value of the Plan’s investments. There have been no significant changes in the valuation techniques during the year ended December 31, 2016. The standard describes three levels of inputs that may be used to measure fair value:

•	Level 1: Quoted prices for identical assets or liabilities in active markets.

•	Level 2: Other significant inputs observable either directly or indirectly (including quoted market prices for similar securities, interest rates, yield curves, credit risk, etc.)

•	Level 3: Unobservable inputs that are not corroborated by market data.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016 and 2015.

	Assets at Fair Value as of December 31, 2016

	Level 1	Level 2	Level 3	Total

Mutual funds:
Index funds	$10,420,306	$—	$—	$10,420,306
Stock funds	5,554,939	—	—	5,554,939
Balanced funds	5,477,796	—	—	5,477,796
Total mutual funds	21,453,041	—	—	21,453,041

Common stock	152,510,390	—	—	152,510,390

Common trust funds	—	11,518,254	—	11,518,254

Total assets at fair value	$173,963,431	$11,518,254	$—	$185,481,685

Leggett & Platt, Incorporated
Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2016 and 2015

NOTE C – FAIR VALUE MEASUREMENTS - CONTINUED

	Assets at Fair Value as of December 31, 2015

	Level 1	Level 2	Level 3	Total

Mutual funds:
Index funds	$9,707,311	$—	$—	$9,707,311
Stock funds	4,986,483	—	—	4,986,483
Balanced funds	5,416,728	—	—	5,416,728
Total mutual funds	20,110,522	—	—	20,110,522

Common stock	139,380,340	—	—	139,380,340

Common trust funds	—	10,765,228	—	10,765,228

Total assets at fair value	$159,490,862	$10,765,228	$—	$170,256,090

NOTE D – NONPARTICIPANT-DIRECTED INVESTMENTS

Net assets (including investments and receivables) relating to nonparticipant-directed investments were approximately $39,000 and $36,000 for 2016 and 2015, respectively. The significant components of the changes in net assets relating to the nonparticipant-directed investments are as follows:

	Year Ended December 31,
	2016	2015
Changes in Net Assets:
Net investment income	$8,000	$1,000
Company contributions	30,000	30,000
Benefit payments	(4,000)	(5,000)
Net transfers to participant directed investments	(31,000)	(3,000)
	$3,000	$23,000

Nonparticipant-directed investments consist of common stock of L&P, the Plan sponsor.

Leggett & Platt, Incorporated
Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2016 and 2015

NOTE E - PARTIES-IN-INTEREST TRANSACTIONS

Expenses paid to parties-in-interest aggregated $312,730 and $311,333 for December 31, 2016 and 2015, respectively. The vast majority of parties-in-interest fees were paid to Wells Fargo. The Company provides certain administrative services at no cost to the Plan. The Plan holds units of participation in investments funds of Wells Fargo Bank, N.A., the sole trustee of the Plan. The Plan also holds shares of common stock of L&P, the plan sponsor. The fair value of these holdings is set forth in the table below:

	December 31,
	2016	2015
Wells Fargo Bank, N.A.	$9,823,520	$9,056,781
Leggett and Platt, Incorporated	152,510,390	139,380,340

These transactions are allowable party-in-interest transactions under Section 408(b) (8) of ERISA and the regulations promulgated thereunder.

NOTE F – SUBSEQUENT EVENTS

Subsequent to December 31, 2016 the L&P Board of Directors resolved to make a discretionary contribution of $1,042,345 to the Plan for the 2016 plan year. This contribution was made in the first quarter of 2017 and was recorded as contributions receivable as of December 31, 2016.

NOTE G – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially adversely affect the participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.  The financial statements have been prepared using values and information currently available to the Plan.

Leggett & Platt, Incorporated
Stock Bonus Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED
December 31, 2016 and 2015

NOTE H – RECONCILIATION OF FINANCIAL STATEMENTS FROM FORM 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	December 31,
	2016	2015
Net assets available for benefits per the financial statements	$187,841,301	$172,758,093
Amounts allocated to excess contributions	—	117
Net assets available for benefits per Form 5500	$187,841,301	$172,758,210

The following is a reconciliation of contributions made to the Plan according to the financial statements to Form 5500:

	December 31,
	2016	2015
Contributions made to the Plan per the financial statements	$5,795,761	$5,967,687
Amounts allocated to excess contributions	—	117
Contributions made to the Plan per Form 5500	$5,795,761	$5,967,804

The following is a reconciliation of benefit payments paid to the participants according to the financial statements to Form 5500:

	December 31,
	2016	2015
Benefit payments paid to the participants per the financial statements	$20,300,433	$21,475,507
Amounts allocated to excess contributions	117	—
Benefit payments paid to the participants per Form 5500	$20,300,550	$21,475,507

SUPPLEMENTAL SCHEDULES

Leggett & Platt, Incorporated
Stock Bonus Plan
EIN 44-0324630 PN 004

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2016

			(e) Current
(a)	(b) Identity of Issuer	(c) Description of investment	value (1)
*	Leggett & Platt, Incorporated	Common stock	$152,471,390
*	Leggett & Platt, Incorporated	Common stock	39,000	#
	Dodge & Cox	Dodge & Cox Stock Fund	5,554,939
*	Wells Fargo	WF Stable Return Fund N	4,933,754
*	Wells Fargo	WF Enhanced Stock Market Fund N	4,889,766
	Vanguard	Vanguard S&P M/C 400 Index Fund	3,194,679
	Vanguard	Vanguard FTSE All World	2,806,153
	Vanguard	Vanguard Growth Index Fund	2,598,942
	Vanguard	Vanguard Small Cap Index Fund	1,820,532
	State Street	State Street U.S. Bond Index	1,694,734
	Vanguard	Vanguard Target Retirement Fund 2025	1,683,478
	Vanguard	Vanguard Target Retirement Fund 2020	986,880
	Vanguard	Vanguard Target Retirement Fund 2040	724,999
	Vanguard	Vanguard Target Retirement Fund 2030	697,176
	Vanguard	Vanguard Target Retirement Fund 2035	514,998
	Vanguard	Vanguard Target Retirement Fund 2015	356,373
	Vanguard	Vanguard Target Retirement Fund 2010	175,512
	Vanguard	Vanguard Target Retirement Fund 2045	125,910
	Vanguard	Vanguard Target Retirement Fund 2050	94,672
	Vanguard	Vanguard Institutional Target Retirement Income Fund	91,767
	Vanguard	Vanguard Target Retirement Fund 2055	14,809
	Vanguard	Vanguard Target Retirement Fund 2060	11,222
	Total investments		$185,481,685

(1)	See Note B of Notes to Financial Statements regarding carrying value of investments.

*	Investments in securities of parties-in-interest to the Plan.

#	Represents non-participant directed investments. The cost basis of this investment approximated $34,000.

Leggett & Platt, Incorporated
Stock Bonus Plan
EIN 44-0324630 PN 004

Schedule H, Line 4j - Schedule of Reportable Transactions (1)
Year Ended December 31, 2016

(a) Identity of					(h) Current value
party	(b) Description of	(c) Purchase	(d) Selling	(g) Cost of	of asset on	(i) Net Gain
involved	Asset	Price	Price	Asset	transaction date	or (Loss)
Series of Transactions
Leggett & Platt, Inc.	Common Stock	$4,231,220	$—	$4,231,220	$4,231,220	$—
Leggett & Platt, Inc.	Common Stock	$—	$14,021,975	$7,370,738	$14,021,975	$6,651,237

(1) Transactions or series of transactions involving amounts greater than 5% of total assets of the Plan at the beginning of the year.

Exhibit List.

Exhibit No.	Document Description

Exhibit 23	Consent of BKD, LLP

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LEGGETT & PLATT, INCORPORATED STOCK BONUS PLAN

Date: June 22, 2017	By:	/s/ JASON L. GORHAM
Jason L. Gorham
Vice President - Human Resources and Plan Administrative Committee Chair

EXHIBIT INDEX

Exhibit No.	Document Description

Exhibit 23	Consent of BKD, LLP